Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

RANDGOLD SETS SIGHTS ON THREE NEW PROJECTS IN NEXT FIVE YEARS

London, 3 November 2016 - A strong third quarter performance kept Randgold Resources on track to meet its 2016 guidance. Forecast cash flows generated from operations are expected to support funding for the three new projects the company has set as a goal to establish over the next five years as well as increasing dividends.

Results for the quarter, published today, show profit of $77.3 million, up 32% on the previous quarter and 58% on Q3 2015, while earnings per share increased by 35% quarter on quarter and 17% on 2015. Production of 301 163 ounces was up 7% quarter on quarter and in line with the previous year, and total cash cost per ounce of $663 was 9% lower quarter on quarter and 5% down on the prior year’s corresponding quarter. With net cash generated by the operations increasing by 18% quarter on quarter, cash grew to $361.1 million.

Chief executive Mark Bristow said Kibali and Tongon had bounced back well from the technical issues that had plagued them in the first half of the year while the flagship Loulo-Gounkoto complex continued on its steady course. He said it was worth noting that despite the high level of activity, there had been zero lost-time injuries across the group during the quarter.

“Tongon got its mills back up at the end of June and Kibali ramped up production, boosting group throughput by 13%. Unit costs were also better, with decreased processing costs supported by lower strip ratios at Tongon and Kibali. The higher gold price also contributed to the significant increase in profit,” Bristow said.

“If the gold price stays above $1 250 per ounce, and we deliver on our forecasts, we should get close to a $500 million net cash position at the year end.”

Turning to exploration, Bristow described the company’s strategy as “Three in Five” – the defining or securing of three new projects in the next five years, be they from the company’s exploration portfolio or from new business initiatives. Current priorities were to fast-track the development of the Boundiali structures with the aim of making a world-class discovery; to establish whether Massawa or Gbongogo could replace Tongon; to define mineable satellites around Tongon while replacing depletion at the other mines; and to continue driving generative programmes to feed the company’s resource portfolio.

The Gounkoto Super Pit feasibility study is nearing completion and if, as expected, the project goes ahead, it will significantly enhance the Loulo-Gounkoto complex’s production and cost profiles. In the meantime, new targets at Loulo’s Yalea and Gara operations are being investigated in a programme which has already delivered 600 000 additional resource ounces at Gara.

“Loulo-Gounkoto and Kibali are both strongly placed to produce in excess of 600 000 ounces per year for the next 10 years, and Tongon’s life of mine continues for at least another five years. In the meantime, the prospects for our next mine or mines are taking increasingly tangible shape. Considering that we have a business that is designed to be profitable at a gold price of $1 000 per ounce, I believe that Randgold still stands alone in terms of its ability to create and deliver real value,” Bristow said.

RANDGOLD ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2016

Randgold Resources Limited (‘Randgold’) had 93.8 million shares in issue as at 30 September 2016.

Key Performance Indicators

▪	Profits up 32% quarter on quarter and 58% on corresponding quarter of prior year
▪	Earnings per share up 35% quarter on quarter and 56% on corresponding quarter of prior year
▪	Production up 7% quarter on quarter and in line with corresponding quarter of prior year
▪	Total cash cost/oz down 9% quarter on quarter and 5% on corresponding quarter of prior year
▪	Net cash generated from operations increases 18% quarter on quarter and cash up 32% to $361.1 million
▪	Loulo-Gounkoto complex remains on track to beat 2016 guidance
▪	Morila transitions to full tailings retreatment
▪	Tongon gets back on track with gold production up 41% and costs down 21% quarter on quarter
▪	Kibali delivers improved operational performance with gold production up 23% and costs down 9% quarter on quarter
▪	Zero lost time injuries in Q3 improves group LTIFR to 0.36 for the year
▪	Ongoing work points to improved 10 year production profile for Loulo-Gounkoto complex
▪	Exploration teams back in the field with exciting portfolio of targets

SUMMARISED FINANCIAL INFORMATION

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
$000	2016	2016	2015	2016	2015
Average gold price received ($/oz)	1 333	1 264	1 122	1 261	1 174
Gold sales[1]	392 776	354 435	340 723	1 092 979	1 040 131
Total cash costs[1]	195 357	203 817	212 300	588 137	617 087
Profit from mining activity[1]	197 419	150 618	128 423	504 842	423 044
Exploration and corporate expenditure	11 212	13 046	9 791	33 205	31 460
Profit for the period	77 253	58 721	48 761	199 897	159 248
Profit attributable to equity shareholders	65 566	49 031	42 345	168 954	144 149
Net cash generated from operations	119 313	101 480	109 678	316 562	282 844
Cash and cash equivalents[2]	361 103	272 692	168 434	361 103	168 434
Gold on hand at period end[3]	27 808	19 294	12 812	27 808	12 812
Group production (oz)	301 163	281 494	305 288	874 569	884 858
Group sales[1] (oz)	294 745	280 519	303 718	866 648	885 763
Group total cash cost per ounce[1] ($)	663	727	699	679	697
Group cash operating cost per ounce[1] ($)	597	661	643	615	642
Basic earnings per share ($)	0.70	0.52	0.45	1.81	1.55

[1]	Refer to explanation of non-GAAP measures provided. Randgold consolidates 100% of Loulo, Gounkoto and Tongon, 40% of Morila and 45% of Kibali in the consolidated non-GAAP measures.
[2]	Cash and cash equivalents excludes $11.3 million at 30 September 2016 ($8.3 million at 30 September 2015 and $12.9 million at 30 June 2016) that relates to the group’s attributable cash held in Morila, Kibali and the group’s asset leasing companies which are equity accounted.
[3]	Gold on hand represents gold in doré at the mines (attributable share) multiplied by the prevailing spot gold price at the end of the period.

The results in this report have been neither reviewed nor audited. All financial numbers are in US dollars ($) unless otherwise stated.

COMMENTS

Gold sales for the quarter of $392.8 million increased by 11% from $354.4 million in the previous quarter. Group gold production for the quarter of 301 163oz was up 7% from the previous quarter due to increases in production at Tongon and Kibali. The average gold price received of $1 333/oz increased by 5% quarter on quarter (2016 Q2: $1 264/oz), which aided the growth in gold sales. Gold sales increased by 15% from the corresponding quarter of 2015, reflecting the higher average gold price received.

Total cash costs for the quarter of $195.4 million were down 4% from the previous quarter and down 8% from the corresponding quarter of 2015. Costs were positively impacted by improved unit costs following better operating performances at Tongon and Kibali, offset by increased throughput and production. Costs were further reduced by the stripping adjustment at Gounkoto ($13.5 million) during the quarter in respect of the MZ3 zone of the orebody in line with the group's accounting policies in respect of stripping.

Total cash cost per ounce of $663/oz decreased by 9% quarter on quarter, reflecting the higher production during the quarter as well as decreased costs. This was primarily the result of the higher throughput and recovery achieved at Kibali and Tongon following the improvement in ore feed, processing controls and run time at Kibali, as well as increased mill availability at Tongon following the repairs undertaken in Q2.

Profit from mining was significantly up (31%) to $197.4 million from the previous quarter, and 54% up on the corresponding quarter of 2015, largely as a result of the decrease in total cash costs, as well as the increase in the average gold price received.

Exploration and corporate expenditure of $11.2 million decreased by 14% quarter on quarter, principally due to a reduction in staff and general expenditure during the quarter. Exploration and corporate costs increased by 15% compared to the same quarter of the previous year, as a result of the increase in exploration activity.

Depreciation and amortisation of $40.1 million increased by 12% from the previous quarter, primarily due to the increase in throughput at Tongon. Depreciation and amortisation were in line with the corresponding quarter of 2015.

Other income in the quarter of $1.2 million decreased from $2.3 million in the previous quarter and was down from $6.7 million in the corresponding period of the prior year. The decrease quarter on quarter is the result of net operational foreign exchange losses incurred during the quarter, compared to net exchange gains incurred in the prior quarter, as well as compared to the corresponding quarter of 2015. These gains and losses arise from the settlement of invoices in currencies other than the US dollar, as well as the translation of balances denominated in currencies such as the CFA, euro and South African rand to the US dollar rate and reflects the movements in these currencies during the respective quarter. Other income also includes management fees from Kibali and Morila.

Share of profits from joint ventures of $6.0 million was in line with the previous quarter’s $6.1 million. Morila’s share of equity accounted joint venture profits decreased from a loss of $0.7 million in Q2 2016 to a loss of $3.5 million in Q3 2016. Kibali’s share of equity accounted joint venture profits increased from $6.7 million in Q2 2016 to $9.2 million in the current quarter. The share of profits from the Kibali joint venture is stated after foreign exchange losses of $4.7 million (attributable) following sustained depreciation in the Congolese Franc compared to the US dollar and the conversion of TVA balances owed to Kibali. The results from the Kibali joint venture also include depreciation calculated on a tonnes milled basis which increased quarter on quarter. Compared to the corresponding quarter of the previous year, profit from joint ventures was down 55% due to lower gold sales and profits at Morila, and lower production and higher costs at Kibali.

Income tax expense of $32.2 million increased by 49% from the prior quarter and by 274% from the corresponding quarter in 2015, mainly due to increased profits at the Loulo complex as well as at Tongon. Tongon’s tax exoneration period expired in December 2015.

Profit for the quarter was up 32% from the previous quarter and up 58% from the corresponding quarter of 2015, reflecting the increase in profit from mining, partially offset by the increased tax expense during the quarter. Basic earnings per share increased by 35% to $0.70 quarter on quarter (Q2 2016: $0.52), reflecting the higher profits and by 56% compared to Q3 2015.

Net cash generated from operations for the quarter of $119.3 million increased by 18% from the previous quarter and by 9% from the corresponding quarter in 2015, primarily reflecting the increase in profits from operations.

OPERATIONS

LOULO-GOUNKOTO COMPLEX

The combined Q3 production for the Loulo-Gounkoto complex was 158 248oz (Loulo: 103 871oz and Gounkoto: 54 377oz), down 7% on the previous quarter (Q2 2016: 170 190oz), in line with the expected lower grades. The ratio of production from Loulo and Gounkoto of 66:34 was slightly above the long term plan of approximately 60:40, but in line with the plan for the quarter. The complex remains on track to exceed its annual production guidance for 2016. Tonnes processed was down by 2% on the previous quarter at 1 189kt (Q2 2016: 1 212kt) with the head grade mined at 4.6g/t lower than the prior quarter. Recoveries were in line with the previous quarter at 90.9% (Q2 2016: 91.0%).

The focus remains on improving efficiency, while achieving good throughput rates and sustaining recovery above 91%.

The total cash cost per ounce decreased by 8% to $599/oz for the quarter (Q2 2016: $648/oz) as a result of good cost control and the stripping adjustment at Gounkoto in respect of the MZ3 zone of the orebody, in line with the group's accounting policies in respect of stripping. Profit from mining of $114.2 million was 9% higher than the previous quarter, reflecting the higher average gold price received offset by lower gold sold.

Sustainability

Some $420 000 was spent on community programmes such as schools and water supply, as well as training women and local entrepreneurs in soap production, agricultural products transformation and business planning. The phase 2 training of the 57 students at the mine’s agricultural college has started and more partners are expressing interest in affiliating with and supporting the college.

LOULO-GOUNKOTO COMPLEX RESULTS

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
	2016	2016	2015	2016	2015
Mining
Tonnes mined[3] (000)	6 520	7 906	8 208	21 604	22 912
Ore tonnes mined (000)	1 057	1 052	1 019	3 287	3 410
Milling
Tonnes processed (000)	1 189	1 212	1 140	3 612	3 358
Head grade milled (g/t)	4.6	4.8	4.8	4.7	4.6
Recovery (%)	90.9	91.0	91.4	90.9	89.5
Ounces produced	158 248	170 190	162 246	500 993	447 468
Ounces sold	155 971	170 523	160 156	496 780	449 314
Average price received ($/oz)	1 332	1 261	1 121	1 257	1 172
Cash operating costs[1] ($/oz)	520	572	615	524	641
Total cash costs[1] ($/oz)	599	648	683	599	712
Gold on hand at period end[2] ($000)	15 952	12 923	6 987	15 952	6 987
Profit from mining activity[1] ($000)	114 226	104 657	70 201	326 892	206 882
Gold sales[1] ($000)	207 722	215 093	179 520	624 673	526 574

[1]	Refer to explanation of non-GAAP measures provided.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.
[3]	The cumulative cost adjustment for tonnes stripped during Q1 (2 396kt), Q2 (2 018kt) and Q3 (2 735kt) has been made in Q3 ($13.5 million) and the tonnes mined has been restated to exclude the stripping tonnes in each quarter following revisited judgments on the strip ratios.

LOULO

There were zero Lost Time Injuries (LTIs) recorded during the quarter compared to two LTIs in the previous quarter. The progressive Lost Time Injury Frequency Rate (LTIFR) consequently decreased by 48% compared to the previous year to 0.45 per million hours worked.

On a standalone basis, Loulo produced 103 871oz of gold (Q2 2016: 105 056oz) at a total cash cost of $577/oz (Q2 2016: $575/oz). Lower grades were partially offset by higher throughput, maintaining gold production in line with plan. Notwithstanding the drop in grade, total cash cost per ounce was $577/oz, in line with the previous quarter, on the back of improved operating efficiencies at both Yalea and Gara.

Profit from mining of $77.4 million was 20% higher than the previous quarter’s $71.6 million, reflecting the higher average gold price received offset by lower gold sold.

LOULO STANDALONE RESULTS

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
	2016	2016	2015	2016	2015
Mining
Tonnes mined (000)	680	676	630	2 017	1 989
Ore tonnes mined (000)	678	662	616	1 988	1 930
Milling
Tonnes processed (000)	658	625	680	1 917	1 983
Head grade milled (g/t)	5.4	5.8	4.7	5.5	4.6
Recovery (%)	90.9	91.0	91.4	90.9	89.5
Ounces produced	103 871	105 056	93 202	308 029	261 728
Ounces sold	102 567	104 111	92 379	303 783	263 952
Average price received ($/oz)	1 332	1 262	1 121	1 261	1 173
Cash operating costs[1] ($/oz)	497	499	683	483	701
Total cash costs[1] ($/oz)	577	575	750	559	771
Gold on hand at period end[2] ($000)	10 339	8 602	3 967	10 339	3 967
Profit from mining activity[1] ($000)	77 444	71 578	34 243	213 314	105 896
Gold sales[1] ($000)	136 601	131 402	103 541	383 065	309 509

Randgold owns 80% of Société des Mines de Loulo SA (Loulo) and the State of Mali 20%. Randgold has funded the whole investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.

Randgold consolidates 100% of Loulo and shows the non-controlling interest separately.

[1]	Refer to explanation of non-GAAP measures provided.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Loulo underground

Loulo underground production was again ahead of the previous quarter, following an improved performance of the backfill plants, with the team increasing stope production and aligning the development metres with the Life of Mine (LoM) plan.

The development at both Yalea and Gara has been slightly lower this quarter following the over performance in the previous quarter. Two new working areas, Gara North and Gara Far South, have been opened up to expose further reserves for 2017 and the LoM production. At Yalea, the development towards the south has also started in order to open up the reserves in the south upper and lower zones in 2017.

The optimisation of the paste process is ongoing, with some positive results observed by upgrading the delivery pumps at the intermediate plant which increased the slurry flow from the Yalea plant. Similarly, the removal of aggregate from the Gara mix giving the same strength with higher cement has resulted in an improved performance and stopped the various blockages previously observed. Looking forward, the mine is considering introducing slag to reduce the binder cost.

LOULO UNDERGROUND RESULTS

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
	2016	2016	2015	2016	2015
YALEA
Ore tonnes mined	391 689	379 611	330 681	1 145 971	1 073 276
Development metres	1 548	1 929	2 043	5 581	6 708
GARA
Ore tonnes mined	285 978	282 344	285 182	841 622	856 946
Development metres	1 362	1 828	2 356	4 966	6 740

Capital expenditure

Capital expenditure for the quarter amounted to $34.2 million and included $25.0 million on the development of the Yalea and Gara underground mines, mostly on the construction of refrigeration plants and the crusher extension project at Yalea. The Gara refrigeration plant has been completed with the Yalea plant expected to be completed during Q4.

GOUNKOTO

No LTIs were recorded during the quarter under review, in line with the previous quarter, with a progressive LTIFR at 0.62 per million hours worked compared to zero the previous year.

On a standalone basis, Gounkoto produced 54 377oz of gold (Q2 2016: 65 134oz) at a total cash cost per ounce of $643/oz (Q2 2016: $762/oz), having benefited from the stripping deferral ($13.5 million). The decrease in production was due to lower ore tonnes mined and increasing the feed from lower grade stockpiles, in line with the plan to pushback the pit, as disclosed last quarter.

Profit from mining for the quarter of $36.8 million was higher than the previous quarter (Q2 2016: $33.1 million), reflecting the higher average gold price received at lower cash cost offset by lower gold production and gold sold during the current quarter.

GOUNKOTO STANDALONE RESULTS

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
	2016	2016	2015	2016	2015
Mining
Tonnes mined[3] (000)	5 840	7 230	7 578	19 587	20 922
Ore tonnes mined (000)	379	390	403	1 300	1 480
Milling
Tonnes processed (000)	531	587	460	1 694	1 375
Head grade milled (g/t)	3.5	3.8	5.1	3.9	4.7
Recovery (%)	90.9	91.0	91.5	90.9	89.4
Ounces produced	54 377	65 134	69 044	192 964	185 741
Ounces sold	53 404	66 413	67 777	192 996	185 361
Average price received ($/oz)	1 332	1 260	1 121	1 252	1 171
Cash operating costs[1] ($/oz)	563	686	523	588	556
Total cash costs[1] ($/oz)	643	762	590	663	626
Gold on hand at period end[2] ($000)	5 613	4 321	3 020	5 613	3 020
Profit from mining activity[1] ($000)	36 782	33 078	35 958	113 578	100 986
Gold sales[1] ($000)	71 121	83 691	75 979	241 608	217 065

Randgold owns 80% of Société des Mines de Gounkoto SA (Gounkoto) and the State of Mali 20%. Randgold consolidates 100% of Gounkoto and shows the non-controlling interest separately.

[1]	Refer to explanation of non-GAAP measures provided.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.
[3]	The cumulative cost adjustment for tonnes stripped during Q1 (2 396kt), Q2 (2 018kt) and Q3 (2 735kt) has been made in Q3 ($13.5 million) and the tonnes mined has been restated to exclude the stripping tonnes in each quarter following revisited judgments on the strip ratios.

Capital expenditure

Capital expenditure for the quarter amounted to $16.2 million, primarily in respect of stripping on the MZ3 zone of the orebody, as well as expenditure on the Super Pit feasibility drilling and exploration.

MORILA

As in the previous quarter, no LTIs were recorded during Q3 and the LTIFR was zero (Q2 2016: 0).

Gold production for the quarter of 10 084oz was 30% below the previous quarter (Q1 2016: 14 432oz), mainly as a result of the lower head grade milled of 0.4g/t (Q2 2016: 0.6g/t) due to feeding predominantly tailings storage facility (TSF) material as stocks of mineralised waste have been depleted. While the initial material coming from the TSF was low grade, the decapping operation continues and is soon expected to expose the basin where grades are higher and more consistent. The lower production resulted in increased total cash costs of $1 432/oz compared to $996/oz in the previous quarter. Unit costs for the operation remained in line with plan and the expected increased grade and improved efficiencies in Q4, should see the operation generating positive cash flow again.

Despite efforts by the management to engage with the Domba community and their representatives, the company has been unable to reach agreement on the mining of this satellite pit, which has now been taken out of the mining plan for 2016. Management will continue to engage with the community representatives, the Malian authorities and the local administration to try to get an economically viable agreement. In the meantime Morila has entered into an option agreement with Birimian Gold Limited to evaluate the Ntiola and Viper deposits located 25km from the Morila plant. Based on our preliminary assessment, these two deposits could add approximately 60 000 ounces to the mine plan. A summary of the transaction is included in the ‘Development projects’ section.

Sustainability

Closure planning activities continued throughout the quarter with a number of key projects being ramped up, including the ecotourism plan. Engagement with the different stakeholders continued during the quarter to raise awareness of the mine’s closure initiatives.

Capital expenditure

Capital expenditure for the quarter of $0.1 million was mainly on the TSF retreatment project.

MORILA RESULTS

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
	2016	2016	2015	2016	2015
Mining
Tonnes mined (000)	-	-	-	-	3 425
Ore tonnes mined (000)	-	-	-	-	939
Milling
Tonnes processed (000)	922	821	797	2 513	2 247
Head grade milled (g/t)	0.4	0.6	0.8	0.6	1.6
Recovery (%)	80.7	87.5	90.3	86.7	91.3
Ounces produced	10 084	14 432	18 735	40 707	104 992
Ounces sold	8 876	14 432	18 735	39 499	104 992
Average price received ($/oz)	1 334	1 278	1 116	1 259	1 182
Cash operating costs[1] ($/oz)	1 351	919	794	985	587
Total cash costs[1] ($/oz)	1 432	996	861	1 061	610
Profit from mining activity[1] ($000)	(863)	4 065	4 772	7 852	60 019
Attributable (40%)
Gold sales[1] ($000)	4 737	7 375	8 363	19 898	49 640
Ounces produced	4 034	5 773	7 494	16 283	41 997
Ounces sold	3 550	5 773	7 494	15 800	41 997
(Loss)/profit from mining activity[1] ($000)	(345)	1 626	1 909	3 141	24 008
Gold on hand at period end[2] ($000)	639	-	-	639	-

Randgold owns 40% of Société des Mines de Morila SA (Morila) with the State of Mali and joint venture partner owning 20% and 40% respectively. The group equity accounts for its 40% joint venture holding in Morila.

[1]	Refer to explanation of non-GAAP measures provided.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

TONGON

There were zero LTIs recorded in Q3 2016, compared to one in the previous quarter, and no major environmental incidents or social grievances occurred during the quarter.

Tongon produced 71 187oz of gold in Q3 2016, 41% up from the previous quarter, primarily as a result of a 36% increase in throughput, 3% increase in grade and 1% increase in recovery. Throughput issues resulting from the mill downtime in the previous quarter have been addressed. Total cash cost per ounce decreased to $732/oz (Q2 2016: $932/oz) on the back of an increase in gold production and a reduction in operating costs.

Grid power supply improved during the quarter with no occurrence of long duration power stops, however some voltage spikes and dips still occurred affecting in part both the throughput and stability of the process plant. The grid to generated power ratio increased to 92:08 for Q3 (Q2 2016: 82:18). Regular liaison is taking place with CIE grid supply management to proactively eliminate nuisance mill stops, synchronise maintenance activities and detect potential problems in the grid power supply so that the mine can make the necessary preparations and prevent power related production disruptions. Action has also been taken by the mine to minimise the impact of grid power disruptions with the current installation of six new generators to boost the total generated power supply capacity to 24MW. This will make it possible to operate the total process plant on generated power, and together with the reconfiguration of the powerhouse busbar system and the purchase of a spare transformer and replacement capacitors, should improve power usage flexibility and enable the mine to better manage grid power supply instability.

Total tonnes mined decreased by 14% compared to the previous quarter. Q3 ore tonnes mined increased by 21%, in line with the mine’s continued strategy to ensure sufficient ore stocks for feeding during Q4 and to allow sufficient flexibility to blend the various ore types to achieve the targeted feed tonnes and grade.

Profit from mining activity increased by 153% to $41.6 million compared to the previous quarter, mainly due to the 41% increase in gold produced and 5% higher average gold price received of $1 333/oz.

Sustainability

Tongon continued investing in the development of educational programmes, community health and agricultural projects, designed to provide post mining employment. Small scale projects such as maize and livestock farming are being expanded upon with more than 80 hectares of land under maize farming, five henhouses stocked with 4 000 chickens and 35 000 fish stocked in 15 cages, at various stages of growth. The Mbengue surgical clinic construction has reached roof height with electrics currently being installed. The construction of the clinic is being audited with the help of a technical team from the Health Ministry.

Capital expenditure

Capital expenditure at the end of the quarter amounted to $1.8 million, primarily on the powerhouse generation extension, the quaternary crushing circuit and TSF phase II extension.

TONGON RESULTS

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
	2016	2016	2015	2016	2015
Mining
Tonnes mined (000)	6 288	7 282	7 700	21 406	21 572
Ore tonnes mined (000)	1 162	962	896	3 034	2 536
Milling
Tonnes processed (000)	1 014	744	1 034	2 732	2 986
Head grade milled (g/t)	2.6	2.5	2.3	2.4	2.2
Recovery (%)	84.2	83.3	83.9	83.2	82.2
Ounces produced	71 187	50 391	63 519	175 700	175 475
Ounces sold	69 236	48 622	63 254	173 131	173 033
Average price received ($/oz)	1 333	1 270	1 122	1 269	1 172
Cash operating costs[1] ($/oz)	692	894	816	804	826
Total cash costs[1] ($/oz)	732	932	850	842	861
Gold on hand at period end[2] ($000)	5 361	2 778	2 667	5 361	2 667
Profit from mining activity[1] ($000)	41 565	16 438	17 239	73 938	53 745
Gold sales[1] ($000)	92 275	61 744	70 996	219 716	202 760

Randgold owns 89.7% of Société des Mines de Tongon SA (Tongon), having just acquired an additional 0.7% interest during the quarter, with the State of Côte d’Ivoire and outside shareholders owning 10% and 0.3% respectively. Randgold consolidates Tongon and shows the non-controlling interest separately.

[1]	Refer to explanation of non-GAAP measures provided.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

KIBALI

There were zero LTIs recorded during the quarter at Kibali, compared with two in the previous quarter. No major environmental incidences occurred during the period.

Kibali produced 150 431oz in Q3, a 23% increase on the prior quarter, at a total cash cost of $747/oz (Q2 2016: $823/oz). As reported in the previous quarter, the plant operations stabilised towards the end of Q2 and processing benefited in Q3, with record throughput and improved recovery. Kibali began mining the fourth satellite pit, Kombokolo, during the quarter with three satellite pits now in production, which will contribute to the Q4 mine plan.

Profit from mining activity increased by 60% to $87.3 million in the current quarter (Q2 2016: $54.4 million), reflecting the improved production, lower cash costs and higher average gold price received.

Sustainability

The mine spent some $360 000 on community initiatives during the quarter, including livestock projects, a sport complex, schools and health centres. The Gorumbwa resettlement programme (RAP) was initiated during the quarter with more than 700 of the 1 400 households to be resettled agreeing to the RAP.

KIBALI RESULTS

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
	2016	2016	2015	2016	2015
Mining
Tonnes mined (000)	7 453	7 237	7 806	22 068	24 496
Ore tonnes mined (000)	1 458	1 541	1 569	4 562	4 934
Milling
Tonnes processed (000)	1 950	1 681	1 830	5 270	5 109
Head grade milled (g/t)	2.9	3.1	3.3	3.0	3.5
Recovery (%)	81.8	74.3	83.0	78.2	84.2
Ounces produced	150 431	122 532	160 065	403 540	488 707
Ounces sold	146 639	123 557	161 807	402 084	492 042
Average price received ($/oz)	1 334	1 263	1 124	1 264	1 179
Cash operating costs[1] ($/oz)	687	764	586	711	553
Total cash costs[1] ($/oz)	747	823	634	768	599
Profit from mining activity[1] ($000)	87 269	54 394	79 271	199 484	285 649
Attributable (45%)
Gold sales[1] ($000)	88 042	70 224	81 843	228 691	261 157
Ounces produced	67 694	55 139	72 029	181 593	219 918
Ounces sold	65 988	55 600	72 813	180 938	221 419
Profit from mining activity[1] ($000)	39 271	24 477	35 672	90 263	128 542
Gold on hand at period end[2] ($000)	5 854	3 593	3 158	5 854	3 158

Randgold owns 45% of Kibali Goldmines SA (Kibali) with the DRC State and joint venture partner owning 10% and 45% respectively. The group equity accounts for its 45% joint venture holding in Kibali.

[1]	Refer to explanation of non-GAAP measures provided.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Construction, development and infrastructure

Construction of the Ambarau hydropower facility continued according to plan during the quarter, with first power still scheduled for Q4. The major contracts for Azambi, the third hydropower plant, were also awarded during the quarter. Kibali has partnered with Congolese contractors for all the civil works and earthmoving as well as the installation of structural steel, in line with Randgold’s philosophy of maximising benefits in its host countries.

The project to expand the mine’s ultra-fine grinding capacity to improve full sulphide feed recoveries was also initiated during the quarter, with commissioning of the new units planned for Q1 2017.

Declines

The increased underground production was maintained in Q3, with the total ore produced from underground at 372 232t. In addition, the underground development continued to accelerate with Kibali completing 3.7km of underground development during the quarter.

KIBALI UNDERGROUND DECLINE RESULTS

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
	2016	2016	2015	2016	2015
Ore tonnes mined	372 232	368 896	169 647	1 115 761	515 178
Development metres	3 658	3 134	2 698	9 679	7 789

Vertical shaft

The off-shaft development remained on schedule for completion in Q3 2017, with 959m of development during the quarter.

KIBALI VERTICAL SHAFT RESULTS

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
	2016	2016	2015	2016	2015
Vertical metres	-	-	39	-	45
Off shaft development	959	928	98	2 058	734

Capital expenditure

Capital expenditure for the quarter amounted to $57.77 million (at 100%), increasing from the previous quarter due to progression of the off-shaft construction and development programme. Ambarau also contributed substantially to capital expenditure during the quarter as the hardfill wall nears completion. The phase 2 capital estimate for the mine remains in line with previous guidance.

DEVELOPMENT PROJECTS

MALI

Gara Far South underground extension

Progress continued this quarter on the prefeasibility work required to convert the new indicated resources to reserves in the Gara Far South (GFS) underground area. Preliminary mine design and underground schedules have been completed and confirm that an additional two and a half years mine life at current production rates can be supported. The primary ventilation has been designed and scheduled using the existing Gara ventilation infrastructure with the development of three footwall levels commencing in 2017 on the 290, 430 and 625 levels. Primary ventilation will be established while grade control drilling is taking place off these levels. Incline, decline and access development will commence in 2020. Stoping will be conducted bottom up from the 430 level for the upper block and top down for the lower block. Surface drilling continued this quarter in the GFS area aimed at converting the remaining inferred areas of the GFS block to indicated resources, while drilling of the extension south of the GFS continued and is anticipated to further increase inferred resources by year end.

Gounkoto Super Pit feasibility

Preliminary mining schedules were completed for the Gounkoto Super Pit option. A waste backfill option is being pursued which looks to mine the southern pit out as a priority and then utilise this volume to backfill the push back waste material.

This has a number of advantages:

▪	Significant saving on the waste haul rates;
▪	Reduced waste dump footprint in a geologically prospective area;
▪	Reduced rehabilitation cost of waste dump material;
▪	Increased ore flexibility for the complex.

The increased ore flexibility from this option, together with the extended life of the Gara underground mine enables the complex to sustain an attractive long term ounce profile. Continued infill resource drilling completed during the quarter continues to show high grade variability of the Gounkoto orebody, which further supports the open pit mining option as opposed to a selective underground approach.

Water management infrastructure and pumping designs are nearing completion. Water management will be a key management activity as the pit deepens and mining flexibility reduces. We are thus currently phasing the water management capital schedule with the pit design schedule.

Birimian Gold Limited – Option agreement with Morila

Morila has recently signed an option agreement with Birimian Gold Mali SARL (Birimian), which provides Morila access to Birimian’s Ntiola and Viper projects which are adjacent to the existing Morila permit.

In terms of the arrangements, on payment of $100 000, Morila has an option to acquire the Ntiola and Viper projects after conducting exploration work and a prefeasibility study. During this phase all costs of conducting the exploration work and prefeasibility study is the responsibility of Morila, including infill resource drilling, metallurgical, geotechnical, hydrological, social and environmental works.

On completion of a prefeasibility study which meets Morila’s investment criteria, which is expected to take approximately six months, and on exercise of the option and a payment of $1 million to Birimian, the relevant area of interest will be transferred to Morila and Morila will pay to Birimian a sliding scale royalty on gold sales derived from the relevant area of interest of 2% at a gold price less than $1 100/oz, 3% if the gold price is between $1 100/oz and $1 200/oz, and 4% if the gold price is higher than $1 200/oz.

SENEGAL

Massawa project

A Sofia resource model was completed on the back of the recent drilling programme this quarter, resulting in an indicated resource within the $1 500/oz pit shell at a 0.76g/t cut-off of 1.4Mt @ 3.5g/t for 158koz and an inferred resource of 4.0Mt @ 3.2g/t for 416koz. The Sofia North portion of the deposit reported an inferred resource of 7.4Mt @ 1.9g/t for 455koz. The recent drilling campaign has significantly improved the grade of the Sofia Main deposit and further drilling is planned for the northern portion to infill areas which have not been adequately drilled with the intention of upgrading the tonnage and grade in the model.

At Massawa, work continued on the geological and metallurgical modelling of the Central Zone (CZ). Progressive close spaced RC drilling over four separate orientation grids (Blocks A to D, from south to north) confirm the continuity of two distinct styles of mineralisation - Phase 1 (pyrite-arsenopyrite-Au) and Phase 2 (quartz-stibnite-Au) ores. Approximately 85% of the gold in the four Blocks drilled is related to the Phase 2 mineralisation. Metallurgical ROM leach work from Phase 2 ore has averaged 67% recovery, with significant quantities (+50%) reporting as gravity recoverable for Blocks A to C. Block D however reported gravity recoverable gold of 30% on the back of a lower intensity of quartz veins. Diagnostic leaching of the gravity tails material has confirmed the bulk of the remaining gold, post the gravity step, is associated with sulphide material and thus a flotation step has been inserted in the testwork on the gravity tail.

Additional orientation blocks are planned between Block D and the Northern Zone (NZ) material which reports a very low direct leach recovery of 17%. This material has been shown to require either Pressure Oxidation or Bioxidation to achieve economic recoveries of 89%. The close spaced drilling on the orientation blocks of the CZ have continued to confirm the geological continuity of the Phase 2 style ore lodes and that higher ounces can be expected with sufficient close spaced sampling of these lodes.

An update to the prefeasibility is planned for the end of the year by combining the Sofia and Massawa projects into a combined project that is driven by the non-refractory components of Massawa CZ and Sofia, with a minor refractory component from the Massawa NZ.

EXPLORATION ACTIVITIES

During the quarter the exploration team completed drilling programmes on a number of the advanced targets in the portfolio with focus on the brownfields part of the business while access issues in the West African wet season temporarily slowed down our greenfields programmes. The team has developed updated resource models for Sofia, Gara Far South Extension and Gara South open pit while progressing programmes at Massawa, Tongon and Kibali to upgrade the geological models and provide flexibility to the operations. During the quarter drilling programmes were also completed at Bakolobi in Mali, and Kassere and Fonondara in Côte d’Ivoire which all confirmed the presence of continuous mineralised structures which further reinforce our regional models for exploration and provide a solid foundation to build on in the new season. This work has led to a rejuvenated resource triangle with a focus on priority targets along major mineralised structures in Randgold’s projects across West and Central Africa while ongoing generative programmes continue to highlight new opportunities within and outside the portfolio.

MALI

Loulo project

Brownfields activity at Loulo this quarter focused on completing the deep exploration drilling at Gara, to the immediate south of the current conversion drilling programme which is infill drilling the inferred resource delivered in 2015. Results from this deep exploration drilling in the most southern extension of the Gara system returned an initial block model estimate for a new inferred resource of 3.6Mt @ 4.43g/t for 505koz at a cut-off of 0.94g/t. This completes the exploration drilling in this deep target as the Gara system is truncated by a major fault and intrusive unit at its southern limit. Further drilling will now infill this area to convert the resources to the indicated category. At Yalea, weak to moderate results were returned from two holes drilled on the deep southern target in Q2. YDH278 returned 9.35m @ 0.3g/t from 804m, and did not validate the model of a gently plunging carbonate structure intersection. In contrast, YDH279 intersected two zones of mineralisation returning 11.7m @ 3.66g/t from 1 244.2m (Zone 1) and 17.9m @ 2.44g/t from 1 267.3m, including 5.65m @ 5.2g/t (Zone 2). An independent review of controls to high grade mineralisation at Yalea is in progress. This involves the relogging of drill core, pit mapping, and underground mapping to generate a new model of the Yalea deposit. The aim of this work is to generate drill targets to test for additional near-mine high grade potential in Q4. At Gara South open pit, the infill drilling programme was completed during the quarter and modelling and optimisation studies are currently in progress.

Gounkoto project

The first of several conceptual targets around Gounkoto was drill tested during the quarter. At Miriya, 500m north of the pit on the MZ3 structure at Gounkoto, scout hole MRDH001 returned an expected intercept from core observation of 2m @ 3g/t (256.35m) from a mineralised, ductile silica-carbonate-chlorite FW structure. Analysis of structural data shows potential for an MZ1 style dilation associated with a change in strike from NS to NW for further follow up work.

Bakolobi JV (Taurus Gold)

A comprehensive trenching programme in previous quarters successfully developed the Bakolobi targets to a stage where they could be drill tested this quarter and a combined programme of diamond and RC drilling was completed on the priority targets of Dioula, Gamaye and Tintiba. A total of 30 holes was completed for 4 688m including six diamond holes. The results at Dioula and Gamaye have confirmed a continuous alteration and mineralisation system along the full 6km strike at Bakolobi. Best intersections from Dioula include: 9m @ 4.61g/t from 114m (DLDH001); 7.05m @ 3.46g/t from 116.8m (DLDH002); and 11m @ 3.31g/t from 59m (DLRC044) with highlights from the Gamaye drilling: 8m @ 3.63g/t from 80m (GARC046); and 6.1m @ 2.32g/t from 108.75m (GADH001). Further work at Bakolobi this season will involve the identification of subtle structural controls which may be a vector to high grade mineralisation on the main Dioula-Gamaye target and its sub-parallel structures while the Kolinguida target will be progressed through further surface work to a drill decision.

Massakama JV (Alecto Minerals)

No field work has been carried out at Alecto due to access issues to a remote project in the wet season. The results of the regional lithosampling completed during the second quarter confirmed the mineralisation trend in the central part of Kobokoto permit along the NS-NNW trend at Massakama Main and Massakama South with lithosamples along a chert ridge returning results up to 3g/t. Field work will resume in October.

SENEGAL

A first phase infill RC drilling programme along with a diamond drilling programme of key sections along the strike of Sofia Main was completed last quarter with the aim of confirming the high grade mineralisation at Sofia. Strong results from this programme received this quarter, and ongoing work at Sofia continue to confirm the model of a shallow plunging rod of high grade mineralisation. Results received this quarter include: 25.0m @ 5.12g/t from 70m (SFRC079); 18.0m @ 5.73g/t from 140m (SFRC081); and 14.0m @ 4.24g/t from 33m (SFRC083).

An updated geological model for the Sofia Main deposit was completed and submitted for resource estimation and optimisation studies which are ongoing. However, an increase in grade and decrease in tonnes compared to the old model has been demonstrated. The Sofia target is an important component of the strategy to increase the non-refractory ore on the Massawa project. The strike potential of the system goes beyond the current focus of the drilling and historical exploration work and is open to both the N and the SW for over 10km, which will be a priority focus for the team going forward.

CÔTE D’IVOIRE

The Fonondara structure strikes over +50km in the permit and hosts the Fonondara mineralised system in addition to several second order targets with strong soil anomalies. During the quarter infill RC drilling at Fonondara Main confirmed the presence of high grade mineralisation in the target including: 31m @ 3.53g/t from 29m including 22m @ 4.62g/t; 12m @ 3.03g/t from 36m including 7m @ 4.82g/t; 12m @ 2.68g/t from 24m including 5m @ 6.16g/t; and 15m @ 2.14g/t from 19m including 6m @ 3.37g/t and 11m @ 3.85g/t. The drilling has also revealed a complex geometry of the ores at Fonondara Main with a pinching and swelling system both along strike and down dip with variability in both grades and widths. The system comprises up to four lodes within an alteration envelop of +150m and sectional estimates have shown the potential for 500 000oz @ 2.4g/t down to 200 vertical metres.

Wide spaced reconnaissance drilling along the 15km Fonondara corridor also identified multiple, narrow, low grade zones of mineralisation controlled by multiple shears within greywacke or at an altered contact between sediments and a volcaniclastics unit. The drilling is showing that the corridor is continuously anomalous and altered with local zones of stronger grade and further confirms the Boundiali belt margin as a conduit for mineralising fluids. Intersections from this drilling include: 8m @ 0.99g/t including 3m @ 1.78g/t from 17m; 4m @ 2.29g/t including 1m @ 6.97g/t from 95m; 10m @ 1.16g/t (from 1m) including 4m @ 2.42g/t; 5m @ 1.06g/t including 2m @ 2.06g/t; and 5m @ 1.22g/t including 2m @ 2.22g/t with a number of results still pending.

At Kassere, the target was tested with four wide spaced reconnaissance diamond holes, which returned best results of: 33m @ 1.27g/t from 28m (KASDDH001); 13.90m @ 3.82g/t (KASDDH002); 17m @ 1.20g/t from 78m (KASDDH003); and 15.23m @ 1.17g/t from 222m (KASDDH004). The diamond drilling has confirmed the system at depth and along the strike of the target but returned lower grades and narrower zones of mineralisation compared to the trenches which are strongly mineralised. Analysis of the drill results with existing surface data has not identified a geological or structural control to the high grade at surface. The strong grades at surface mean that the Kassere mineralisation would contribute to the oxide resource on the Boundiali permit, and the drilling completed at Kassere confirms multiple mineralised structures which continue to reinforce the prospectivity of the Boundiali belt margin. The main focus of work at Boundiali in the new field season will be on newly generated targets along strike from Fonondara and Kassere.

On the Mankono project, drilling on the Gbongogo target confirmed the mineralised intrusion to be pinched out along strike but still open down-dip. Infill trenches completed along strike of the main target showed that multiple small intrusives occur in the area but are not similar to the main mineralised intrusive. In order to increase the potential of the target which is currently approximately 1Moz, the strategy at Gbongogo comprises tracing the mineralising system beyond its intrusive host through alteration and structural mapping to vector into feeder structures to the system. Another opportunity to be evaluated is the potential for the intrusive to open up down-dip but close enough to surface to be open pittable. Geophysical data also highlights a major NNW structure to the immediate west of the Gbongogo intrusion that breaks the target into two lithological domains and is also a target for follow up work.

On the Mankono permit, 10km to the SW of Gbongogo, infill soil sampling has confirmed a strong soil anomaly over 2.8km in strike and up to 400m width at Kowa which will be further evaluated by the team in the new season.

At the Tongon deposit, the core relogging on the Northern Zone was completed and the remodelling of the deposit identified a zone in the central part of the pit with open down-dip potential. This zone coincides with greater structural complexity, more intense silica alteration, and the presence of garnet alteration in the footwall. A first phase of diamond drilling is identifying a higher grade domain in the centre of the pit with strong silicification associated with local coarse visible gold and strong sulphide mineralisation.

On the Tongon satellites, a trenching programme was completed at Seydou South and Sekala and results have been integrated in an updated model. A diamond drilling programme will be completed in Q4 to allow the models to move into the inferred resource category.

DEMOCRATIC REPUBLIC OF CONGO

Following the delivery of 2.5Mt @ 3.06g/t for 245koz at Kombokolo last quarter, the main focus of exploration this quarter was on providing further mine flexibility around the plant in the Rhino-Agabarabo area, the Rhino-Kombokolo gap and Sessenge Southwest.

Work on the Rhino-Agbarabo area included trenching on mineralised lodes around the existing pit shell, auger work across the area to detect additional mineralisation and close spaced drilling across the main high grade lodes at Rhino. The main target at Rhino is the 20 000oz @ 3.15g/t which lies within the $800/oz pit shell. A fence of 29 holes was drilled across this resource in order to confirm the limits of the high grade mineralisation. Results indicate that no additional high grade mineralisation exists outside the limits of the modelled lodes and the focus will now move to grade control drilling to convert the resource to the indicated category. Around Rhino and outside the current pit shell, eight trenches were completed this quarter with seven of these returning encouraging intersections. Trench RHTR0011 to the immediate SE of Rhino Main intersected 17.67m @ 7g/t from 14.33m and 7m @ 14.05g/t from 58m while at Agbarabo East, one trench to the immediate NW of the Rhino pit (AGTR0018) intersected a high grade shoot returning 16m @ 7.23g/t including 4m at 23.7g/t. Further work in Q4 will test these mineralised lenses with close spaced drilling.

Activities at Sessengue Southwest this quarter included trenching and drilling of six reverse circulation holes to follow up on positive results from close spaced drilling reported last quarter. The six holes were targeting potential mineralisation down plunge from trench STR0017 - 28m @ 3.18g/t and confirmed the model with a weighted intersection average of 6.25m @ 3.7g/t over a 100m wide target area. Further trenching in the prospect, to the SW of the initial target mentioned above, continued this quarter and strong results were returned from the same Ironstone contact where two perpendicular trenches were excavated. STR0020, perpendicular to the mineralised structure, returned 34m @ 5.69g/t including 12m @ 13.9g/t and STR0022, excavated parallel to the structure, returned 48m @ 3.54g/t including 4m @ 32.5g/t. A fence of close spaced RC holes is planned to test this high grade shoot 40m down-plunge.

Further mapping and trenching at Aindi Watsa this quarter continued to return interesting results in the form of trench intersections which extend the target to the west. Five trenches tested the surface projection of the main mineralised zones and results highlight the variable nature of the chert hosted mineralisation. Key results include: 40m @ 2.08g/t including 24m @ 3.03g/t (AWTR024); and 15.2m @ 1.09g/t (AWTR022). The western extensions of Aindi Watsa towards the targets of Dilolo and Zambula will be further tested in Q4. Close spaced drilling is due to start early the coming quarter to test the model at Kalimva Ikamva.

Moku JV (Moku-Beverendi)

This quarter the Moku team has collected approximately 75% of the regional stream sediment samples at Moku which will help evaluate the full project area. Remote interpretations have been validated and updated with the results of regional field traverses completed across the project and a number of conceptual targets for priority follow up work have been generated in areas where Kibali-type structural anomalies are interpreted. Additionally, the team has been surveying existing artisanal and historical Belgian workings across the project in order to quickly evaluate their potential. In the northern part of the project, results of grab and channel samples collected along the Ganga-PC trend (Ganga-Panier Circule) returned values of 3.28g/t, 6.07g/t, 7.09g/t grading up to 25.9g/t within narrow thrusts at the margins of BIF formations which can be strongly sulphidised. One channel sample at Panier Circule returned 4.20m @ 2.56g/t from 0.0m and 6.00m @ 2.37g/t from 6.70m in intensely sheared, strongly chloritised and pyrite rich Ironstones. These workings lie along a 20km trend which has been prioritised for soil sampling in Q4.

Ngayu

Currently 60% of the regional phase of the Ngayu greenstone belt VTEM is complete. The survey is expected to conclude by the end of November at current production rates.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	quarter	quarter	quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
$000	2016	2016	2015	2016	2015
REVENUES
Gold sales on spot	299 998	276 837	250 516	844 390	729 334
Total revenues	299 998	276 837	250 516	844 390	729 334
Share of profits of equity accounted joint ventures	5 966	6 055	13 385	20 542	75 380
Other income	1 196	2 267	6 667	4 732	12 209
Total income	307 160	285 159	270 568	869 664	816 923
COST AND EXPENSES
Mine production costs	120 995	118 776	130 977	354 305	375 871
Movement in production inventory and ore stockpiles	(6 855)	6 176	3 928	(113)	9 606
Depreciation and amortisation	40 120	35 909	39 356	113 944	118 422
Other mining and processing costs	14 853	16 056	15 292	45 362	45 606
Mining and processing costs	169 113	176 917	189 553	513 498	549 505
Royalties	15 214	14 734	12 878	44 007	37 611
Exploration and corporate expenditure	11 212	13 046	9 791	33 205	31 460
Other expenses	1 965	-	-	3 976	5 725
Total costs	197 504	204 697	212 222	594 686	624 301
Finance income	249	255	42	1 099	106
Finance costs	(430)	(417)	(1 040)	(1 266)	(2 444)
Finance costs - net	(181)	(162)	(998)	(167)	(2 338)
Profit before income tax	109 475	80 300	57 348	274 811	190 284
Income tax expense	(32 222)	(21 579)	(8 587)	(74 914)	(31 036)
Profit for the period	77 253	58 721	48 761	199 897	159 248
Other comprehensive income
(Loss)/profit on available-for-sale financial assets	(1)	1 011	(451)	13	(530)
Share of equity accounted joint ventures other comprehensive profit/(loss)	-	6	(15)	1 600	(25)
Total other comprehensive income/(expense)	(1)	1 017	(466)	1 613	(555)
Total comprehensive income	77 252	59 738	48 295	201 510	158 693
Profit attributable to:
Owners of the parent	65 566	49 031	42 345	168 954	144 149
Non-controlling interests	11 687	9 690	6 416	30 943	15 099
	77 253	58 721	48 761	199 897	159 248
Total comprehensive income attributable to:
Owners of the parent	65 565	50 048	41 879	170 567	143 594
Non-controlling interests	11 687	9 690	6 416	30 943	15 099
	77 252	59 738	48 295	201 510	158 693
Basic earnings per share ($)	0.70	0.52	0.45	1.81	1.55
Diluted earnings per share ($)	0.69	0.52	0.45	1.78	1.53
Average shares in issue (000)	93 737	93 635	93 209	93 595	93 048

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Unaudited	Unaudited	Audited
	at	at	at
	30 Sep	30 Jun	31 Dec
$000	2016	2016	2015
Assets
Non-current assets
Property, plant and equipment	1 567 319	1 551 887	1 546 767
Cost	2 407 481	2 351 929	2 272 985
Accumulated depreciation and amortisation	(840 162)	(800 042)	(726 218)

Long-term ore stockpiles	151 017	159 563	167 337
Trade and other receivables	-	11 300	6 417
Investments in equity accounted joint ventures	1 442 420	1 436 782	1 427 316
Other investments in joint ventures	37 060	41 188	45 940
Total investments in joint ventures	1 479 480	1 477 970	1 473 256
Total non-current assets	3 197 816	3 200 720	3 193 777
Current assets
Inventories and ore stockpiles	135 777	133 461	130 973
Trade and other receivables	223 380	222 591	198 292
Cash and cash equivalents	361 103	272 692	213 372
Available-for-sale financial assets	-	-	906
Total current assets	720 260	628 744	543 543
Total assets	3 918 076	3 829 464	3 737 320
Equity attributable to owners of the parent	3 415 678	3 342 337	3 273 599
Non-controlling interests	239 324	232 520	218 706
Total equity	3 655 002	3 574 857	3 492 305
Non-current liabilities
Loans from minority shareholders	2 765	2 765	2 765
Deferred tax	41 355	39 837	35 548
Provision for rehabilitation	47 581	47 581	47 581
Total non-current liabilities	91 701	90 183	85 894
Current liabilities
Trade and other payables	136 675	142 677	139 321
Current income tax payable	34 698	21 747	19 800
Total current liabilities	171 373	164 424	159 121
Total equity and liabilities	3 918 076	3 829 464	3 737 320

These results are presented as the third quarter ended 30 September 2016. They have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS) on a basis that is consistent with the accounting policies applied by the group in its audited consolidated financial statements for the year ended 31 December 2015, and which will form the basis of the 2015 annual report. No new or amended accounting standards effective for 2016 have had a significant impact on the group. This announcement has been prepared in compliance with IAS 34 - Interim Financial Reporting. These results do not include all the notes of the type normally included in an annual financial report. Accordingly, this condensed report is to be read in conjunction with the annual report for the year 31 December 2015, and any public announcements made by the group during the reporting period. While the information included in this announcement has been prepared in accordance with the recognition and measurement criteria of IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The auditors’ report for the year ended 31 December 2015 was unqualified and did not include references to any matters which the auditor drew attention to by way of emphasis without qualifying their report.

Property, plant and equipment cost increased by $55.6 million for the three months ended 30 September 2016, and was mainly attributable to capital expenditure at the Loulo-Gounkoto complex of $50.4 million. Of this amount, $25.0 million was spent on the development of the Yalea and Gara underground mines, including on the Gara and Yalea refrigeration plants and underground mining equipment, and $7.0 million was spent on ongoing capital, including the elution and power plant upgrades. A stripping activity asset of $15.5 million was created at Gounkoto during the quarter in respect of the MZ3 zone of the orebody in line with the group's accounting policies in respect of stripping. Capital expenditure at Tongon amounted to $1.8 million for the three months, mainly relating to the power plant upgrades, while $1.5 million was spent at the Massawa project during the quarter.

The group’s capital commitments (including its share of equity accounted joint ventures) at 30 September 2016 amounted to $28.5 million, with the majority relating to the Loulo-Gounkoto complex ($13.6 million) and Kibali ($10.5 million attributable).

The long term ore stockpiles balance of $151.0 million relates to the portion of ore stockpiles at Loulo, Gounkoto and Tongon which are expected to be processed after more than one year, in line with the respective mine plans. The 5% reduction from 30 June 2016 relates to a decrease in the stockpiles at Gounkoto, in line with the mine plan.

Investments in equity accounted joint ventures reflects the group’s share of its equity accounted investments, mainly Kibali as well as Morila and the group’s asset leasing joint ventures. Other investments in joint ventures reflect the group’s loans advanced to the group’s asset leasing joint ventures.

The increase of $1.5 million in total investment in joint ventures for the quarter mainly reflects the group’s profit share from equity accounted joint ventures ($6.0 million), partially offset by loan repayments made by RAL during the quarter ($4.5 million attributable share). Investments in equity accounted joint ventures further includes capital expenditure of $23.2 million (attributable) at Kibali during the quarter, which was funded from Kibali’s operating cash flows.

Current inventories and ore stockpiles of $135.8 million decreased by $2.3 million from the balances at 30 June 2016, mainly as a result of a drop in supplies and insurance spares at Tongon.

Trade and other receivables at 30 September 2016 decreased by 5% from the balances at 30 June 2016. This mainly reflects decreases in TVA balances at Loulo following the repayment of amounts owing pursuant to the conclusion of the arbitration tribunal.

The TVA balances at Loulo are now being considered short term in nature and therefore no long term portion exist at 30 September 2016 (30 June 2016: $11.3 million).

The total outstanding refundable VAT balances in Mali amount to $99.1 million (30 June 2016: $119.0 million) (including 100% of the Loulo and Gounkoto VAT receivables and the attributable portion of the Morila VAT receivable of $13 million). Morila, Loulo and Gounkoto have the legal right under the terms of their respective mining conventions to offset other taxes payable to the Malian State against these refundable VAT balances. Management continues to pursue the cash settlement of these VAT balances.

The group’s share of the VAT balance at Kibali amounted to $67.4 million (30 June 2016: $71.6 million). The Morila and Kibali VAT balances are included in the group’s investment in joint ventures line.

As disclosed in Q2 2016, the International Center for Settlement of Investment Disputes’ (ICSID) arbitral tribunal issued its final and binding award in favour of Loulo, resulting in Loulo being awarded $29.2 million in principal (together with an award for costs) from the State of Mali, for monies found by the ICSID arbitral tribunal to have been wrongfully taken by the State of Mali through VAT credits. This amount was subsequently paid by the State of Mali during the quarter under review.

The arbitration proceedings were based on the provisions of the establishment convention between Loulo and the State of Mali for the exploration, exploitation and management of the Loulo gold mine. The establishment convention provides for a derogatory and stabilised tax regime in favour of Loulo.

Loulo instigated arbitration proceedings after two series of disputed tax adjustments were notified to Loulo by the Malian Tax Authorities in 2008 and in 2011. The tax adjustments which were the subject of the arbitration mainly concerned two kinds of taxes that had been imposed on Loulo in contravention of its establishment convention: the IBIC withholding tax on foreign service providers and the VAT withholding tax on foreign service providers. The ICSID arbitral tribunal also had to determine on adjustments made by the Malian Tax Authorities for alleged benefits in kinds: the Malian Tax Authorities had characterised a number of Loulo’s expenditures as benefits in kind and reinstated them in the tax base.

The ICSID arbitral tribunal held that Loulo was not liable under the establishment convention for the payment of IBIC withholding tax on foreign service providers. It also decided that a significant part of the adjusted expenditures had wrongly been characterised by the Malian Tax Authorities as benefits in kind and included in the taxable base. The State of Mali was therefore ordered to indemnify Loulo for sums wrongly collected with respect to these adjustments. The ICSID arbitral tribunal also held that the tax provisions of the establishment convention do not exempt Loulo from the payment of VAT withholding tax on foreign service providers. However the tribunal held that Loulo should not have to bear penalties imposed by the State of Mali in this regard, amounting to 100% of the disputed VAT withholding tax. Finally, the ICSID arbitral tribunal also ordered the State of Mali to pay 70% of the costs incurred by Loulo.

The arbitration however related to only a portion of the various tax claims which have been received from the State of Mali (the balance totalling $144 million) in respect of its Mali operations. Payments totalling $27.3 million were made against a portion of these claims during the quarter. Having taken professional advice, the group considers material elements of the outstanding claims to be without merit or foundation and is strongly defending its position in relation to these claims and following the appropriate legal process. Accordingly, no provision has been made for the material claims. Loulo, Gounkoto and Morila have each legally binding establishment conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve these outstanding fiscal issues. Subsequent to the quarter end, the group received payment demands for these disputed amounts, and while it was engaged with the authorities on these demands, its office in Bamako was closed by the authorities but subsequently reopened. During October 2016, the group paid tax advances to the State of Mali in the amount of $25 million, to ensure that it could continue to engage with the Malian authorities to resolve the tax disputes, noting that any amounts which are not legally due will be refunded. These amounts will be shown in trade and other receivables.

The increase in cash of $88.4 million since 30 June 2016 largely reflects strong operational cash flows from the Loulo-Gounkoto complex and Tongon mines ($119.3 million), partially offset by the group’s continued investment in capital expenditure in its subsidiaries ($32.0 million), in particular at Loulo in respect of the underground mines.

Trade and other payables of $136.7 million decreased by 4% from the balances at 30 June 2016 and principally relate to the timing of settlement of supplier invoices in freight and store accruals at Loulo.

Current tax payable of $34.7 million increased by 60% compared to the 30 June 2016 balance, as a result of the timing of the provisional tax payments.

CONSOLIDATED CASH FLOW STATEMENT

	Unaudited	Unaudited	Unaudited	Unaudited
	3 months	3 months	9 months	9 months
	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep
$000	2016	2016	2016	2015
Profit after tax	77 253	58 721	199 897	159 248
Income tax expense	32 222	21 579	74 914	31 036
Profit before income tax	109 475	80 300	274 811	190 284
Share of profits of equity accounted joint ventures	(5 966)	(6 055)	(20 542)	(75 380)
Adjustment for non-cash items	53 650	42 642	141 198	169 286
Effects of change in operating working capital items	(3 084)	(5 550)	(25 672)	6 360
Receivables	(20 844)	(3 371)	(40 230)	(22 935)
Inventories and ore stockpiles	6 230	(3 367)	11 516	1 059
Trade and other payables	11 530	1 188	3 042	28 236
Cash generated from operations	154 075	111 337	369 795	290 550
Dividends received from equity accounted joint ventures	-	-	5 000	35 272
Income tax paid	(34 762)	(9 857)	(58 233)	(42 978)
Net cash generated from operating activities	119 313	101 480	316 562	282 844
Additions to property, plant and equipment	(32 001)	(33 894)	(120 518)	(148 021)
Sale of shares in available-for-sale financial assets	-	1 982	1 982	-
Funds invested in equity accounted joint ventures	-	-	-	(2 828)
Loans repaid by equity accounted joint ventures	4 455	3 482	9 332	340
Net cash used by investing activities	(27 546)	(28 430)	(109 204)	(150 509)
Proceeds from issue of ordinary shares	1 527	211	2 789	67
Acquisition of additional interest in Tongon	(340)	-	(340)	-
Dividends paid to company’s shareholders	-	(52 091)	(52 051)	(38 600)
Dividends paid to non-controlling interests	(4 543)	(2 282)	(9 985)	(8 120)
Net cash generated by financing activities	(3 356)	(54 162)	(59 627)	(46 653)
Net increase in cash and cash equivalents	88 411	18 888	147 731	85 682
Cash and cash equivalents at beginning of period	272 692	253 804	213 372	82 752
Cash and cash equivalents at end of period	361 103	272 692	361 103	168 434

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Number of ordinary shares	Share capital $000	Share premium $000	Other reserves[1] $000	Retained earnings $000	Total equity attributable to owners of parent $000	Non- controlling interests $000	Total equity $000
Balance - 31 Dec 2014 (audited)	92 674 085	4 634	1 450 984	67 254	1 575 218	3 098 090	204 864	3 302 954
Share of other comprehensive loss of joint ventures[1]	-	-	-	(530)	-	(530)	-	(530)
Fair value movement on available-for-sale financial assets[1]	-	-	-	(25)	-	(25)	-	(25)
Other comprehensive expense	-	-	-	(555)	-	(555)	-	(555)
Net profit for the period	-	-	-	-	144 149	144 149	15 099	159 248
Total comprehensive income/(expense) for the period	-	-	-	(555)	144 149	143 594	15 099	158 693
Share-based payments	-	-	-	21 334	-	21 334	-	21 334
Share options exercised	2 000	-	67	-	-	67	-	67
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	20	(20)	-	-	-	-
Shares vested[2]	297 657	15	25 460	(23 098)	-	2 377	-	2 377
Dividend relating to 2015	250 635	12	17 132	-	(55 744)	(38 600)	-	(38 600)
Non-controlling interest share of Gounkoto dividend	-	-	-	-	-	-	(8 120)	(8 120)
Balance - 30 Sep 2015 (unaudited)	93 224 377	4 661	1 493 663	64 915	1 663 623	3 226 862	211 843	3 438 705
Balance - 31 Dec 2015 (audited)	93 232 920	4 662	1 493 781	67 005	1 708 151	3 273 599	218 706	3 492 305
Share of other comprehensive income of joint ventures[1]	-	-	-	13	-	13	-	13
Fair value movement on available-for-sale financial assets[1]	-	-	-	1 600	-	1 600	-	1 600
Other comprehensive income	-	-	-	1 613	-	1 613	-	1 613
Net profit for the period	-	-	-	-	168 954	168 954	30 943	199 897
Total comprehensive income for the period	-	-	-	1 613	168 954	170 567	30 943	201 510
Share-based payments	-	-	-	19 468	-	19 468	-	19 468
Share options exercised	89 413	4	2 785	-	-	2 789	-	2 789
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	938	(938)	-	-	-	-
Shares vested[2]	358 329	18	29 656	(28 328)	-	1 346	-	1 346
Dividend relating to 2015	103 090	5	9 609	-	(61 705)	(52 091)	-	(52 091)
Non-controlling interest share of Gounkoto and Tongon dividend	-	-	-	-	-	-	(9 985)	(9 985)
Purchase of additional share in Tongon	-	-	-	-	-	-	(340)	(340)
Balance - 30 Sep 2016 (unaudited)	93 783 752	4 689	1 536 769	58 820	1 815 400	3 415 678	239 324	3 655 002

[1]	Other reserves includes the cumulative charge recognised under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) as well as the foreign currency translation reserve and the movements in available-for-sale financial assets.
[2]	Restricted shares were issued as remuneration to executive directors and senior management. Shares were also issued to executive directors following approval of their annual bonuses and to non-executive directors as fees. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

NON-GAAP MEASURES

Randgold has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance.

These measures are explained further below:

Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash cost per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties. Total cash costs and total cash cost per ounce also include our share of our equity accounted joint ventures’ total cash costs and total cash cost per ounce.

Total cash cost per ounce is calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces sold for the periods presented. Total cash costs and total cash cost per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash cost per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation and amortisation would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute.

Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash cost per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold believes that total cash cost per ounce is a useful indicator to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating cost per ounce is calculated by dividing cash operating costs by gold ounces sold for the periods presented.

Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts. Randgold currently does not have any hedge positions. Gold sales include our share of our equity accounted joint ventures’ gold sales.

Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented. Profit from mining includes our share of our equity accounted joint ventures.

Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period. Gold on hand includes our share of our equity accounted joint ventures’ gold on hand.

The group non-GAAP measures presented in the ‘Summarised financial information’ in the accompanying table include the group’s share of each operating mine, together with adjustments to eliminate intergroup transactions.

The accompanying table reconciles gold sales, total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the statement of comprehensive income, determined in accordance with IFRS, for each of the periods set out therein.

NON-GAAP

	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	quarter	quarter	quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
$000	2016	2016	2015	2016	2015
Gold sales per IFRS[1]	299 998	276 837	250 516	844 390	729 334
Gold sales adjustments for joint ventures[2]	92 778	77 598	90 207	248 589	310 797
Gold sales[3]	392 776	354 435	340 723	1 092 979	1 040 131
Mine production costs	120 995	118 776	130 977	354 305	375 871
Movement in production inventory and ore stockpiles[1]	(6 855)	6 176	3 928	(113)	9 606
Royalties including adjustment for joint ventures	19 433	18 453	16 911	55 482	48 829
Royalty adjustment for joint ventures[3]	(4 219)	(3 719)	(4 033)	(11 475)	(11 218)
Total royalties[1]	15 214	14 734	12 878	44 007	37 611
Other mining and processing costs[1]	14 853	16 056	15 292	45 362	45 606
Cash costs adjustments for joint ventures[2]	51 150	48 075	49 225	144 576	148 393
Total cash costs[3]	195 357	203 817	212 300	588 137	617 087
Profit from mining activity[3]	197 419	150 618	128 423	504 842	423 044
Ounces sold	294 745	280 519	303 718	866 648	885 763
Total cash cost per ounce sold[3]	663	727	699	679	697
Cash operating cost per ounce sold[3]	597	661	643	615	642
Gold on hand at period end[3]	27 808	19 294	12 812	27 808	12 812

[1]	Figures extracted from IFRS results.
[2]	The group includes the gold sales and cash costs associated with the joint venture results in its non-GAAP measures. The gold sales adjustments reflect our 40% share of Morila’s gold sales and 45% share of Kibali’s gold sales. The cash costs adjustments primarily reflect our 40% share of Morila’s cash costs, 45% of Kibali’s cash costs, as well as our 50.1% share in RAL 1 Limited’s (RAL 1) cash cost adjustments.

[3]	Refer to explanation of non-GAAP measures provided.

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

The group is subject to a variety of risks and uncertainties which are the result of not only the business environment in which it operates but also of other factors over which it has little or no control. The board, as part of its role in providing strategic oversight and stewardship of the company, is responsible for the group’s systems of risk management and internal control as well as reviewing their operational effectiveness on a regular basis. We are continually evaluating risks to ensure the business achieves its strategic objectives; however the principal risks and uncertainties which could impact the group’s long term performance remain those detailed in the group’s 2015 annual report and financial statements, a copy of which is available on the group’s website www.randgoldresources.com.

The group’s strategy takes into account known risks but there may be additional risks unknown to the group and other risks, currently believed to be immaterial, which could develop into material risks. It is recognised that the group is exposed to risks wider than those listed. However, we have disclosed those we believe are likely to have the greatest impact on our business at this moment in time and those that have been the subject of debate at recent board or audit committee meetings. The principal risks and uncertainties may materialise individually, simultaneously or in combination and should be considered in connection with any forward looking statements in this document, the 2015 annual report and the information available on the group’s website.

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

EXTERNAL RISKS	NATURE AND IMPACT
Gold price volatility	Gold price volatility can result in material and adverse movement in the group’s operating results, asset values, revenues and cash flows. Sustained or significant declines in the gold price will affect earnings and cash flow. Group planning, forecasting and long term financial strategy are subject to gold price assumptions and therefore changes to the gold price may have an adverse effect the group’s ability to fund its capital projects.
Country risk	The group operates in jurisdictions where changes may occur to the political environment and governments may seek a greater share of mineral wealth. Inadequate monitoring of in-country political instability and uncertainty or failure to adapt to changes to terms applicable to the group’s operations may impact the ability to sustain operations, prevent the group from making future investments or result in increased costs for the group.
Corporate, social and environmental responsibility	Some of the group’s current and potential operations are located near communities that may regard these operations as being detrimental to them. Poor management of stakeholder communication and expectations with a lack of community development activities or regard for environmental responsibility may lead to the inability to sustain operations in the area and impact the group’s ability to expand into other regions. Failure to understand social and environmental contexts can lead to insufficient planning, resourcing and costing of projects. Failure to comply with environmental regulations could lead to fines and, in the extreme, loss of operating licence.
Supply routes	Due to the remote location of the operations the disruption of supply routes may cause delays with construction and mine activities. Supply chain failures, disruptions or significantly increased costs within the supply chain could have an adverse effect on the group’s operations.
FINANCIAL RISKS	NATURE AND IMPACT
Operating and capital cost control	Operating cost and capital cost control are a key factor in the group’s profitability. Failure to control operating cost of production or operational objectives will result in reduced margins and profitability. Failure or inability to monitor capital expenditure and progress of capital projects may result in financial losses, overspend on projects and cause returns to be eroded. General cost inflation in the mining sector could affect the operations and projects resulting in significant pressure on operating and capital costs.
In-country tax regimes	The group operates in jurisdictions which may change tax or fiscal regimes and regulations and, failure to adapt to such issues may result in fines and financial losses. Inability to enforce legislation over tax or incorrectly applied legislation may result in lengthy arbitration and loss of profits.

OPERATIONAL RISKS	NATURE AND IMPACT
Production, reserves and resources	The group’s mining operations may yield less gold under actual production conditions than indicated by its gold reserve figures, which are estimates based on a number of assumptions, including mining and recovery factors, production costs and gold price. In such instances the group’s profitability may be affected should actual production be lower than indicated reserves. Should the prevailing gold price not support or sustain the valuation the carrying value of assets may be impaired.
Environmental, health, safety and security incident	The mining sector is subject extensive health, safety and environmental laws, regulations and standards alongside stakeholder expectations. Failure to maintain environmental, health and safety standards’ may result in significant environmental or safety incidents or deterioration in safety performance standards leading to loss of life or significant loss of time and disruption or damage to operations. Evolving regulation and standards could result in increased costs, litigation or in extreme cases may threaten the viability of an operation.
Risks associated with underground mining and geotechnical failure	The group has a number of underground projects which are subject to the extensive risks associated with underground mining. Failure to monitor or mitigate such risks may affect the profitability of the group and the operational performance. Failure to consider geotechnical failure in planning and then monitor the impact during operations may impact the geotechnical stability of pits and underground mining operations. Extreme weather conditions such as high rainfall may also impact the geotechnical stability of the pits and therefore could impact mining operations.
STRATEGIC RISKS	NATURE AND IMPACT
Lack of identification of new exploration targets and exploration failure	The replacement of reserves and resources is key to the long term delivery of the group’s exploration led growth strategy and therefore the lack of identification of new exploration targets may lead to a loss of revenue and an inability to grow and meet strategic objectives. Exploration and development are costly activities with no guarantee of success, but are necessary for future growth of the group.

GENERAL

During the quarter, Randgold performed well across all its operations and projects. At Kibali and Tongon, production has increased and management are still working towards the annual production targets, despite the setbacks earlier in the year, while at Loulo-Gounkoto, the complex is ahead of guidance for the year. As highlighted earlier in this report, Morila is no longer planning to process the Domba satellite pit in 2016 which is expected to reduce its guidance by approximately 35koz for the year. Notwithstanding this change, the group continues to forecast production and cash costs within the guidance ranges set out at the start of the year, albeit at the bottom and top of the range respectively. Capital expenditure for the year is expected to be slightly higher than the original guidance outlined at the start of the year, taking into account the additional stripping at Gounkoto.

As is customary, Randgold will be finalising its 2017 budget during the fourth quarter and guidance for 2017 will be given with the year end results. The group remains focused on its strategy to deliver value for all its stakeholders through the discovery and development of world class orebodies and has a pipeline of high quality projects and exploration targets. Notwithstanding this core strategy, management routinely reviews corporate and asset acquisition opportunities, focused on Africa.

The directors confirm to the best of their knowledge that:

a)	These third quarter results have been prepared in accordance with IAS 34 as adopted by the European Union; and
b)	The interim management report includes a fair review of the information required by the FCA’s Disclosure and Transparency Rules (4.2.7R and 4.2.8R).

By order of the board

D M Bristow	G P Shuttleworth
Chief Executive	Financial Director

3 November 2016

RANDGOLD RESOURCES NEWS UPDATES

LOULO-GOUNKOTO COMPLEX IMPROVES PRODUCTION PROFILE AGAIN

Ongoing exploration and feasibility studies at Loulo-Gounkoto are providing the basis for a re-optimisation of the complex’s mining plan which is expected to secure its aim of delivering an annual production in excess of 600 000 ounces until 2026.

Management is forecasting an expansion of the underground reserves at both Yalea and Gara, while the Gounkoto Super Pit feasibility study is nearing completion and looks likely to pass Randgold’s investment filters.

Rod Quick, group GM evaluation, says Yalea is in line to replace mining depletion in 2016 by extending its Purple Patch to the north while the southern extension at Gara has already added 480 000 ounces to its mine plan and two and a half years to its life.

“Further increases in resources suggest we could add the same reserve again at the end of next year,” he says.

The team is also looking at operational changes in the backfill strategy that will make substantial cost savings at Gara and also benefit Yalea.

Quick says the proposed Super Pit at Gounkoto will add significant flexibility to the complex’s mine plan and offer significant opportunities for innovation and cost savings. Variability of grade is a constant challenge at Gounkoto, and an open pit operation presents a better way of managing these risks than the underground option.

Chief executive Mark Bristow notes that when Loulo-Gounkoto went into production in November 2005 it had reserves of 5.6 million ounces. Just short of eleven years later, having produced 4.7 million ounces, its reserves currently stand at 7.5 million ounces.

“Mining is a consumptive industry and unless you replace what you deplete, you’ll eventually be left with nothing, which is why Randgold runs robust brownfields exploration programmes at and around all its existing operations. Loulo-Gounkoto’s remarkable reserve replacement success is a tribute to this continuing investment in exploration and our ever-increasing understanding of the known orebodies and their extensions,” he says.

KIBALI GETS TO GRIPS WITH MULTIPLE ORE TYPES

A key focus at Kibali this year has been on managing the variability of its ore feed to ensure the plant has a flow sheet design capable of handling multiple ore types, while developing the capacity to treat 100% sulphides as the operation’s contribution from underground grows.

Capital projects executive John Steele explains that Kibali will ultimately be an underground mine requiring a sulphide processing circuit. (Under the current business plan, some 80% of Kibali’s Life of Mine production will come from underground.) However, over the past two years, while the underground mine was being developed, it needed the flexibility to treat oxide and transitional material from the KCD open pit and the satellite deposits.

“We’ve identified the opportunities as well as the gaps and bottlenecks in the process, and work continues to ensure that we have the best fit for all the components of the ore feed. Among other improvements we’re planning to introduce additional ultrafine grinding and preconditioning facilities to augment capacity as the underground mine moves to full production and the proportion of sulphides increases,” says Steele.

CONGOLESE CONTRACTORS TO BUILD KIBALI’S NEXT HYDROPOWER PLANT

Kibali’s third hydropower project, the multi-million dollar Azambi project, will be constructed by a syndicate of independent Congolese contractors. This commitment has been made in terms of the Randgold philosophy of building thriving host communities by developing their economies and investing in skills transfer and training.

The construction will be overseen and supported by a Kibali owner’s team, who will steer the programme and interface between the contractors and the professional engineers to ensure compliance with project specifications and quality control protocols.

The tender approach was based on allocating the main civil works to local companies who had built up a track record with Kibali during its construction period. One of these, Inter Oriental Builders, started as a one-man brickmaking operation four years ago when the development of the mine started. With a loan and support from Kibali, it has since grown into a substantial civil works and earthmoving business. The other main contractors, Traminco and Top Engineering, also have a long involvement with the mine.

Riaan Grobler, group GM commercial and supply chain, says to extend participation in the project, the main contractors were required to sub-contract non-critical portions of the works to smaller and start-up operations, thus promoting their emergence as substantial businesses.

“Randgold is committed to creating value for all its stakeholders, and that includes its in-country service providers. Azambi will stand as a major landmark in our drive to spark and nurture local economic and skills development,” he says.

SEEING IS BELIEVING FOR MALIAN DELEGATION

A 15-member delegation from Mali’s Economic, Social and Cultural Council (CESC), paid a two day visit to the Loulo-Gounkoto complex in October for a first-hand assessment of the mine’s operations and its contribution to the community and economy.

CESC vice-president Katile Yacouba, who is also general secretary of Mali’s largest labour union, said afterwards he had started the visit with negative preconceptions about the mining industry but was impressed by what Randgold was doing in terms of promoting local employment and investing in the local economy.

Commenting on the visit, chief executive Mark Bristow said Africa’s mining countries were often the principal beneficiaries of their mining industries’ activities but the actions of their governments sometimes did not reflect awareness of this fact. Nor did they do enough to discourage the misconception that mining was an exploiter of the people and a despoiler of the land.

“CESC are high level advisors to the Malian government and it’s a good thing that they have been able to see for themselves what a force for good Randgold is in their country,” he said.

“An independent survey commissioned by the government has recently reported that the mining industry generally is making a positive contribution to the country and its economy. It’s important for Mali to attract more international investment in this sector, but in order to achieve that it will have to ensure that its mining and fiscal regulation, and its application, does not lag further behind that of its African competitors.”

RANDGOLD DRIVES GENDER DIVERSITY IN MINING

Randgold Resources is working closely with its host countries to overcome cultural and legislative obstacles to the employment of women in the mining industry.

Group HR executive Cheick Maiga says it’s Randgold’s stated policy, as an equal-opportunity employer, to actively encourage women to apply for managerial and operational positions at all its sites. This is also in line with its policy of local employment, skills development and stakeholder base expansion.

“At present, however, women still account for a small proportion of our workforce. As at the end of the third quarter of this year, Randgold’s operations employed 160 women, 86 at management and supervisory level and 74 as general workers. Many of them are in what are traditionally male positions, including engineers, geologists and heavy equipment operators. If we include women employed by our contractors that figure would rise to around 600, but that is still not enough,” he says.

“The reality is that we operate in societies that are still patriarchal and have fixed ideas of what constitutes ‘women’s work’. We also face legal obstacles: in the DRC, for example, women are barred by law from working in jobs classified as heavy duty, a category that obviously applies to many in the mining industry. That is why we are engaging with the governments and other structures in our host countries to change the attitudes and rules that are deterring women from a career in mining.”

INVESTING IN THE DEVELOPMENT OF OUR HUMAN CAPITAL

As part of Randgold’s ongoing human capital development programme, eight senior managers attended executive and management development courses at the University of Cape Town’s Graduate School of Business during the past quarter. The programme is designed to extend operational executives’ perspective beyond their immediate responsibilities into a broader understanding of world-class business practices.

Graduates of the Executive Development Programme

Tahirou Ballo, General manager Loulo-Gounkoto complex

Amourlaye Daouda, Operations manager Tongon

Hilaire Diarra, Group community and environmental officer

Dr Haladou Mahaman Manirou, Group health and safety officer

Graduates of the Management Development Programme

Adama Bouba Coulibaly, Medium term planner Tongon

Daouda Dembele, Finance manager Loulo-Gounkoto complex

Fabrice Tamane, Finance manager Tongon complex

Ismail Traore, Technical services manager Kibali underground

IN-REACH ACKNOWLEDGES PRIMACY OF EMPLOYEES

Turning a world-class ore deposit into a world-class mine requires the talent and dedication of a highly skilled, motivated workforce, and the creation of a healthy and safe working environment.

“We are in the fortunate position of having a multitude of employees who embody the DNA of the company and work tirelessly to ensure that our operations remain profitable for the benefit of all our stakeholders. Not only do we acknowledge their dedication and hard work, but we value the contributions they make towards the sustainable success of the company,” explains Lois Wark, the Group communications executive.

The concept behind the In-Reach programme is to enhance relationships with our employees and ultimately the host communities within which Randgold operates.

In-Reach programme workshops were hosted at each of the operations during the month of August during which ideas were brainstormed, objectives were established and action plans were rolled out. The timeline for change in terms of the programme roll out is divided into four levels. Level one is expected to be completed by January 2017 and ultimately level four by June 2017, following which the process and elements involved in the programme will be monitored and maintained as an ongoing process.

“The aim of the In-Reach programme is essentially to ensure that through the use of various communication channels and feedback mechanisms coupled with strategic, coordinated messaging, our employees remain knowledgeable, connected, and feel informed and involved in the processes of the company”, she explains.

“By creating an engaged workforce of brand ambassadors who are connected, committed and feel passionate about Randgold, the company can improve its relationships, through their employees, with their local communities.”

Chief executive Mark Bristow notes that through effective, efficient and consistent communication the In-Reach programme aims to ensure that the flow of information and knowledge is maximised, that relationships between all stakeholders are enhanced and strengthened, that any gaps are bridged between all business areas and that employees are engaged and feel a sense of pride that they are an integral part of the DNA which makes this company successful.

CEO IN THE NEWS AGAIN

For the second year running, Mark Bristow has been named one of top 100 best-performing CEOs in the world by the Harvard Business Review, moving up to number 23 from 49 last year. Announcing the 2016 ranking in its November issue, the magazine said: “There are so many reasons for leaders to focus on the short term: slow growth, shareholder activism, political turmoil – to name just a few. Yet some CEOs still manage to train their sights on the long term and deliver strong performance over many years.”

NORB COLE RETIRES FROM BOARD

Norb Cole has retired from the Randgold Resources board and has been succeeded as the senior independent director by Andy Quinn.

“Norb joined the board 10 years ago and was the senior independent director from 2009. During his time on the board he also chaired the remuneration committee and was a member of the governance and nomination committee. He made a significant contribution on the board of Randgold in all these roles. His guidance has been extremely valuable and we are most grateful to him,” said Christopher Coleman, chairman.

RANDGOLD CONTINUES TO INVEST IN DEVELOPMENT OF CÔTE D’IVOIRE’S POTENTIAL

Exploration by Randgold, which owns and operates the Tongon gold mine in Côte d’Ivoire, continues to highlight exciting possibilities for further investment in the country, says chief executive Mark Bristow.

Bristow was speaking at a recent Randgold-sponsored golf day in Yamoussoukro, attended by pupils from the country’s recently established youth golf academy, a joint initiative between the company and the Ivorian sport promotion business Team STL. The aim of the academy is to provide talented but underprivileged children with a first-rate academic education combined with their training as golfers.

Bristow said the academy was a further example of Randgold’s long term engagement with Côte d’Ivoire and its commitment to develop its human capital as well as its natural resources for the benefit of all stakeholders.

“We’re building a solid portfolio of targets here and we’re still adding new exploration permits. We’ve always believed in the prospectivity of Côte d’Ivoire and we are becoming increasingly confident that it will deliver our next world-class discovery. Our Boundiali permit in particular hosts some very exciting prospects. We are also busy with near-mine exploration designed to extend Tongon’s life by developing satellite deposits and converting the resource potential below the existing pits,” he said.

In the meantime, he said, Tongon’s performance was continuing to improve across the board and management was still targeting the revised annual guidance for the year after a difficult first half which had been impacted by a long mill breakdown.

“The final phase of the extensive crusher expansion and mill circuit upgrade project has been completed and is paying off in terms of a significant step-up in operational efficiency,” he said.

Constructive engagement with the CIE power utility, facilitated by the government, had improved the stability of the grid electricity supply, he said. In addition, Tongon was investing in the expansion of its generated power facilities by the installation of six new generators which would boost its capacity to 24MW, enough to operate the whole process plant on generated power if necessary.

RANDGOLD LOOKING TO THE FUTURE IN MALI

In the current climate of global economic and political stress, it is more important than ever for African governments to engage with their investors in a spirit of genuine partnership, says Randgold chief executive Mark Bristow.

Speaking at a briefing for local media in Bamako, Bristow said Randgold’s contribution to the treasury and people of Mali, where it operates the Loulo, Gounkoto and Morila mines, was a striking example of the tangible benefits the country was enjoying from Randgold’s continuing investment there.

“In the 20 years we have been in Mali, we have invested $2.8 billion here and contributed $4.7 billion to the country’s economy in the form of taxes, royalties, salaries, payments to local suppliers and community initiatives. The scale of our involvement in Mali, and the fact that we are still actively looking for new opportunities here, testifies to our faith in the country, our belief in partnering with the government and our philosophy of sharing the value we create with the state and the people,” Bristow said.

“Even the most successful partnerships are tested from time to time, and over the years we have had a number of disputes with the Malian tax authorities. Until now, we have always found solutions acceptable to both parties through constructive negotiation, although within our establishment conventions we have the right to settle any disputes that may arise through an international arbitration tribunal. We are still disputing the tax assessments for 2011, 2012 and 2013, however, and we were disappointed when in the midst of our efforts to settle this issue amicably, the government closed down our Bamako office and our Malian bank accounts, and demanded a further payment as a condition of their reopening. To demonstrate our good faith, and our sympathy with the financial difficulties the country is currently experiencing, we have agreed to an advance of $25 million on the understanding that both parties will soon sit down to arrive at a final and global solution to all the Randgold group tax issues. Any overcharges in the disputed assessments will be returned to us at the end of this process.”

Turning to Randgold’s operations, Bristow said the Loulo-Gounkoto complex was continuing its strong performance (see update titled “Loulo-Gounkoto complex improves production profile again” in this report). The Morila operation had now progressed to full tailings retreatment as it moved towards closure. Closure was scheduled for 2019 but opportunities for extending its life were still being investigated. The Domba satellite pit project was still awaiting approval and has been removed from the 2016 mining plan.

“At Loulo our brownfields exploration team has already delivered additional resources at Gara and is currently generating drill targets for more near-mine high grade resources at Yalea. There has also been a renewed focus on greenfields exploration for fresh targets on the lease,” he said.

“Randgold remains committed to the long term expansion in Mali of our own presence as well as the country’s mining industry in general. This we will only be able to achieve in a constructive and mutually beneficial partnership with government. In this regard, it’s worth noting that an independent survey recently concluded that while Mali had a high gold mining potential, it was lagging behind its African competitors in terms of its ability to attract investment. Negative factors cited in this regard were its mining code and administration, its tax regime and its infrastructure.”

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.